Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors
Pulse Electronics Corporation 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-94073) on Form S-8 of Pulse Electronics Corporation of our report dated June 28, 2013 with respect to the statement of net assets available for plan benefits of the Pulse Electronics Corporation 401(k) Plan as of December 31, 2012 and the related statement of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2013 annual report on Form 11-K of the Pulse Electronics Corporation 401(k) Plan.

/s/KPMG LLP
Los Angeles, California
June 27, 2014